Madison Funds
550 Science Drive
Madison, WI 53711
608-216-9114
CIK: 0001040612
February 28, 2018

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Madison Funds - Request for Withdrawal of Certain Post-Effective Amendments to the Trust's Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-29511 and 811-08261)

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Madison Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-29511 and 811-08261):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
69	2/27/2018	485BPOS	0001040612-18-000012

Description of request: The Trust is making this application for withdrawal of the Amendment to correct typographical errors. We will refile this Amendment using the correct information.

* * * *

The Trust respectfully submits that withdrawal of the Amendment is consistent with the public interest and the protection of investors. If you have any questions, please contact Kevin S. Thompson at (608) 216-9114.

Thank you,

/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer & Chief Compliance Officer